March 18, 2019

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc.
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: iQSTEL Inc.
           Offering Statement on Form 1-A
           Filed on February 19, 2019
           File no. 024-10950

Dear Mr. Iglesias:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on February 19, 2019

Cover Page

1. Your offering circular discloses that a selling shareholder, which is an affiliate of the company, is offering 450,000 common shares in your offering. Therefore, please revise
      Part I, Item 4, of your Form 1-A to reflect this resale of securities.
2. Please revise to indicate whether the company will use a sales agent as part of the primary offering. We note the reference to sales agent commissions in the chart referring to the primary offering.
Emerging Growth Company Status, page 2

3. It appears that you are no longer an emerging growth company as defined in Section
      2(a)(19) of the Securities Act. In this regard, we note that your first registered sale of common stock was completed in August 2012. Please revise your disclosure to identify
 Leandro Iglesias
FirstName LastNameLeandro Iglesias
iQSTEL Inc.
Comapany2019
March 18, NameiQSTEL Inc.
March 18, 2019 Page 2
Page 2
FirstName LastName
         when you lost your emerging growth company status and to discuss the implications of the loss of this status on the company.
Management's Discussion and Analysis
Results of Operations for the Three Months Ended September 30, 2018, page 6

4. Please discuss the underlying reason(s) for the increase in revenues, cost of revenues and the related gross margin. We also note that the salaries, wages and benefits for the period decreased by over 40%. Please discuss the reasons for such changes. Liquidity and Capital Resources , page 7

5. Please discuss in detail your net cash used in and provided by operating and financing activities for the years ended June 30, 2018 and 2017, respectively. Your discussion should focus on material changes in respective sources of cash flows and the reasons underlying those changes. In addition, please discuss the changes in your operating cash flows for three months ended September 30, 2018.
6. Disclose the total amount of your debt and the amount that is in default. Explain why the debt is in default.
Risk Factors, page 8

7. Please include a risk factor that discusses your auditor's going-concern opinion, as disclosed on page F-2.
iQSTEL Blockchain Payment Solution Project (Blockchain PSP), page 18

8. Discuss management's experience in and knowledge of blockchain, creating blockchain applications, and securing, transferring and recording digital assets on a blockchain via public-private key cryptography. Disclose the anticipated time frame and costs needed to fully develop this planned payment system. Discuss the challenges of getting companies to recognize, trust and adopt your payment system.
Use of Proceeds, page 20

9. You disclose that you intend to use net proceeds from the offering to acquire 51% of a
         European telecom company and 100% of a Mid-West based telecom company. Please disclose the material terms of the letters of intent to acquire these companies and provide updates on any developments in the negotiations. Also provide the basis for your projections of revenues and EBITDA from these companies.
Plan of Distribution, page 23

10. As the company is offering shares on a best efforts basis, disclose who will be offering the shares on the company's behalf.
 Leandro Iglesias
iQSTEL Inc.
March 18, 2019
Page 3
11.    Please file the subscription agreement as an exhibit.
Executive Compensation , page 31

12. Please include executive compensation information for your current directors and executive officers.
Security Ownership of Certain Beneficial Owners and Management, page 32

13.    Please include Metrospaces, Inc. in the beneficial ownership table.
Exhibits

14. Please have counsel revise his legal opinion filed as Exhibit 12.1 to refer to the offering statement on Form 1-A rather than a registration statement on Form 1-A, as the offering is being made pursuant to an exemption from registration.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert S.
Littlepage, Accountant Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



                                                               Sincerely,
FirstName LastNameLeandro Iglesias
                                                               Division of
Corporation Finance
Comapany NameiQSTEL Inc.
                                                               Office of
Telecommunications
March 18, 2019 Page 3
cc:       Scott Doney
FirstName LastName